Exhibit 99.2

QIWI PLC 12 Kennedy Avenue, Kennedy Business Centre, 2nd Floor, 1087-Nicosia, Cyprus Tel.: +357 22-65-33-90, Fax: +357 22-76-09-18, E-mail: office@qiwi.com.cy, www.qiwi.com

NOTICE FOR THE CONVOCATION

OF AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

OF QIWI PLC

(the Company)

TO: All shareholders of QIWI plc

January 29, 2018

NOTICE IS GIVEN in accordance with the Regulations 54(a) and 55 of the Articles of Association of the Company (the Articles), that an EXTRAORDINARY GENERAL MEETING of shareholders of the Company (the Meeting) will be convened and held on March 06, 2018, at 10.00 a.m. (Cyprus time) at QIWI’s office, 12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus, for the purpose of taking into consideration the following matter and if thought proper approving the resolutions listed below:

PART A1

APPROVAL OF DISAPPLICATION OF SHAREHOLDERS PRE-EMPTION RIGHTS

WHEREAS, the shareholders have been provided with and have considered the report of the Board of Directors of the Company as of January 22, 2018, as attached in Annex A hereto, which recommends to approve the disapplication of the shareholders’ preemption rights in respect of 8,500,000 class B shares, including to the extent relevant any class B shares issued in the form of ADS, solely for the purpose of issuance and allotment of new shares under the employee incentive programs for a period of five (5) years with respect to certain future allotments of class B shares in the Company.

AND WHEREAS, according to the section 59A(1)(a) and 60B(5) of the Companies Law, Cap 113, the disapplication of pre-emption right has to be approved by both the holders of the relevant class of shares and the General Meeting.

THE FOLLOWING ORDINARY RESOLUTIONS ARE PROPOSED:

THAT the shareholders resolve to waive and hereby waive their pre-emption rights in relation to all new shares and/or other securities giving right to the purchase of shares in the Company or which are convertible into shares of the Company, as provided in Regulation 8(a) of the Company’s articles of association and sections 59A and 60B(5) of the Companies Law, Cap. 113, as amended, (the “Disapplication”) as follows:

(a)	the Disapplication shall relate to a maximum of 8,500,000 class B shares, including to the extent relevant any class B shares issued in the form of ADS, solely for the purpose of issuance and allotment of new shares under the employee incentive programs;

(b)	the shares to be allotted thereunder shall be allotted at the discretion of the Board of Directors of the Company, at any time and from time to time to any person or persons and at any price provided that such price shall not be below the par value of such shares;

[1]	IMPORTANT NOTE:

According to section 60(b)(5) of the Companies Law, Cap. 113, as amended, (the Law) the pre-emption right may not be restricted or excluded from the articles, unless by way of a resolution of the general meeting and the general meeting shall decide in accordance with the regulations set out in section 59A of the Law. Subject to section 59A(1)(a) of the Law, separate voting shall take place for each class of shares, the rights of which are affected by the change. Therefore, first, class A shareholders and class B shareholders shall vote separately and decide on proposed resolutions, and in case of their positive decision determined in accordance with section 59A(1)(b) of the Law, finally the General Meeting shall vote and take decision on proposed matters.

(c)	the Disapplication shall be valid for a period of five (5) years starting from May 08, 2018, noting that it only relates to shares issued for cash consideration and further noting that the shareholders have no pre-emption rights with respect to shares issued for in kind consideration.

THAT the shareholders hereby, pursuant to the Disapplication, grant authority to the Board to allot the shares of the Company noting that:

(a)	the Board’s authority shall be valid for a period of five (5) years from May 08, 2018; and

(b)	the Disapplication only relates to shares issued for cash consideration noting that the shareholders have no pre-emption rights with respect to shares issued for in kind consideration.

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PROXY:

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to vote on his behalf, and such proxy need not be a shareholder of the Company.

A sample of the instrument appointing a proxy authorizing such proxy to attend the Meeting and to exercise discretion is enclosed herewith as Annex B.

A sample of the instrument appointing a proxy and authorizing such proxy to attend the Meeting and to vote on your behalf under your special instructions is enclosed herewith as Annex C.

The instrument appointing a proxy shall be in writing under the hand of the appointer or, if the appointer is a corporation, either under seal or under the hand of an officer.

NOTE: In the sample instrument of proxy the name of the Deputy CEO of the Company is inserted as proxy. The Deputy CEO of the Company will attend the Meeting. Accordingly, should you wish you may sign and deposit the instrument of proxy to attend the Meeting and vote on your behalf as you will specifically instruct on the instrument of proxy. The Deputy CEO of the Company will not vote for any matter on any shareholder’s behalf unless the proxy includes specific voting instructions.

Original of any instrument of proxy or its’ notarially certified copy shall be deposited at the registered office of the Company, for the attention of the Chairman of the Board of Directors/Secretary of QIWI plc:

(a)	12 Kennedy Avenue, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus,

and a copy of such instrument of proxy shall be delivered to the Company:

(a)	by electronic mail, to corporatelawyer@qiwi.com, OR

(b)	by facsimile, to +357 22 76 09 18,

BEFORE the time for holding the Meeting, i.e. by March 05, 2018, 10.00 a.m. (Cyprus time) (the “Cut Off Time”).

Proxies deposited after the Cut Off Time shall not be treated as valid.

Enclosed:

1.	Annex A – Report of the Board of Directors as of January 22, 2018.

2.	Annex B – Sample of Proxy to exercise discretion.

3.	Annex C – Sample of Proxy to vote under instructions.

Yours faithfully,

Boris Kim
The Chairman of the Board of Directors for and on behalf of QIWI plc